SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

RISCORP, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

767597107
(CUSIP Number)

Robert L. Chapman, Jr., Chapman Capital L.L.C., Citicorp Center, 23rd Floor, 725 S. Figueroa Street, Los Angeles, California 90017
Tel: (213) 895-4172
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2000
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
Page 13 of 13

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Chap-Cap Partners, L.P., a Delaware Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d)          or 2(e)  [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,026,500

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,026,500

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,026,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.2%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Chapman Capital L.L.C., a Delaware Limited Liability Company

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d)          or 2(e)  [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,026,500

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,026,500

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,026,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.2%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Robert L. Chapman, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d)          or 2(e)  [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,026,500

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,026,500

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,026,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.2%

14.      TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock (the "Common Stock") of RISCORP, Inc. (the "Issuer") beneficially owned by the Reporting Persons specified herein as of June 23, 2000 and amends and supplements the Schedule 13D dated March 23, 1999, as previously amended (the "Schedule 13D"). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 4.  Purpose of Transaction

         On June 22, 2000 Chapman Capital L.L.C. sent a letter to Walter L. Revell, Vice Chairman of the Issuer, proposing that Robert L. Chapman, Jr., the Managing Member of Chapman Capital L.L.C., be considered for nomination to fill any vacant or new position on the Issuer's Board of Directors. A copy of the letter is attached hereto as Exhibit C.

         As previously disclosed on Schedule 13D, on October 28, 1999, Chapman Capital L.L.C. sent a letter to Mr. Revell proposing that the Issuer promptly terminate its management agreement with Phoenix Management Company, Ltd. and cease all payments to Phoenix thereunder. A copy of this letter was attached to the Schedule 13D as Exhibit B, and is attached hereto as part of Exhibit C.

         Except as set forth above and as previously disclosed in the Schedule 13D, as of the date of this filing none of the Reporting Persons has any plans or proposals, which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Such persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 7.  Material to be Filed as Exhibits

         Exhibit C -       Letter from Chapman Capital L.L.C. to Walter L.
                             Revell, Vice Chairman, Riscorp Inc. dated June 22, 2000 (attaching a copy of the letter from Chapman Capital L.L.C. to Mr. Revell
                              dated  October 28, 1999).

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  June 23, 2000
                                            CHAP-CAP PARTNERS, L.P.

                                            By: Chapman Capital L.L.C.,
                                                     as General Partner


                                            By: /s/ Robert L. Chapman
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                            CHAPMAN CAPITAL L.L.C.


                                            By: /s/ Robert L. Chapman
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                            /s/ Robert L. Chapman________
                                                        Robert L. Chapman, Jr.

                                    EXHIBIT C

                             CHAPMAN CAPITAL L.L.C.
                            Takeovers and Turnarounds




Robert L. Chapman, Jr.
Managing Member

                                                          June 22, 2000

Mr. Walter L. Revell
Vice Chairman, RISCORP Inc.
c/o HJ Ross Associates Inc.
3770 Southwest 8th Street #200
Coral Gables, FL  33134
(305) 567-1888 x 204

Via Airborne Express (Airbill # 8218308825) and Facsimile (305/567-1771)

Dear Mr. Revell,

         Following yesterday's special meeting of RISCORP, Inc. shareholders, at which Griffin Acquisition Corp.'s $2.85/share minority buyout proposal (the "2.85 Proposal") reportedly received affirmative vote from only 41% of the Class A shareholders, it seems appropriate to begin discussion of RISCORP's corporate governance under several post-adjournment scenarios. Had the affirmative vote tally amounted to a percentage anywhere close to the 66 2/3% required to consummate the $2.85 Proposal, such conference might be deemed premature. However, with the vote reportedly coming in an overwhelming 26 %pts. short of the super-majority required, the future composition of the company's management team and Board of Directors finds itself in need of some premeditation.

         In the Q&A section of the Merger Proxy, it is stated: "In the event the holders of Class A Common Stock fail to approve the merger, the members of the Board will consider all the facts and circumstances that exist at that time and evaluate all the alternatives available to RISCORP for maximizing shareholder value. Given RISCORP's inability to liquidate without Mr. Griffin's consent, the members of the Board believe they will have only two viable alternatives: (a) resign from the Board and allow the shareholders to elect new directors of RISCORP, or (b) continue the monetization of all the contingent assets of RISCORP and the resolution of all contingent liabilities of RISCORP ... If the members of the Board elect to resign, Mr. Griffin, as the majority shareholder of RISCORP, would control the votes necessary to elect new directors."

         In light of the recent failure of the Class A shareholders to approve the merger, and the potential resignation of the Board of RISCORP per the Merger Proxy extract above, Chapman Capital L.L.C., as general partner of Chap-Cap Partners, L.P., hereby officially informs the current Board of Directors of RISCORP of its interest in having Robert L. Chapman, Jr. (myself) considered for nomination to fill any vacant or new Board position. As the second largest unaffiliated shareholder of RISCORP with its 7.2% stake (per the Merger Proxy), Chap-Cap Partners, L.P. strongly supports such a candidate with a) sizable economic ties to the success of RISCORP, b) over 12 years of Wall Street experience, including association with such firms as Goldman Sachs & Co., National Westminster Bank and Scudder Stevens & Clark, and c) over two years of detailed experience analyzing the background and operations of RISCORP. While the issue of the Chap-Cap Partners, L.P. class action suit would have to be resolved (potentially through substitute plaintiff from the class), I would be very interested in directly contributing to the maximization of value of the "New RISCORP", whether such goal be attained through a liquidation or buyout scenario, or the structuring of a new operating company within RISCORP that would put Mr. Griffin and the Class A holders into true partnership with each other.


     On the day-to-day management front, you are aware from the attached letter sent to you on October 28, 1999 that I consider Mr. Walter Riehemann's position as head of RISCORP to be unjustifiable, particularly at the rate of compensation flowing through the Phoenix Management Agreement. While the board did re-assign the Management Agreement to Dawson Managers and reduce the monthly fee by 30%, I can find no precedent or comparable compensation arrangement, or any underlying logic whatsoever for that matter, that justifies Mr. Riehemann's "services" to RISCORP being valued at $70,000.00 per month (or $840,000/year annualized).
RISCORP continues to be a holding company that has outsourced almost every imaginable professional responsibility, whether legal, financial or administrative. Thus, Mr. Riehemann potentially finds himself in the enviable position of being the highest paid foreman in corporate history, particularly in light of the limited number of hours/day required to adequately provide whatever "services" in which he is supposedly engaged. Moreover, the "going-away present" of $800,000.00 to be paid to Dawson Managers adds insult to injury, especially given the massive stock grants and option-for-stock swaps already procured by Messrs. Riehemann and Dawson during their unimpressive tenure.



     I would appreciate your forwarding this letter to the full Board of Directors of RISCORP for their consideration. In addition, I intend to have Chapman Capital L.L.C.'s legal counsel file this letter in a Form 13-D amendment with the Securities Exchange Commission. While you apparently chose to ignore my previous attempts to communicate with you following your receipt of my October 28, 1999 letter, this time I would appreciate a response which exhibits the proper respect due such a parlous issue as that of the corporate governance of the company you currently serve.


                                                     Very truly yours,
                                                     /s/ Robert L. Chapman
                                                     Robert L. Chapman, Jr.

cc:      Vaughan Curtis, Esq.
         Michael Pucillo, Esq.
         Seth Hamot
         Thomas Mancuso, Esq.

                                      COPY

                             CHAPMAN CAPITAL L.L.C.
                            Takeovers and Turnarounds




Robert L. Chapman, Jr.
Managing Member



                                                          October 28, 1999



Mr. Walter L. Revell
Vice Chairman, Riscorp Inc.
c/o HJ Ross Associates Inc.
3770 Southwest 8th Street #200
Coral Gables, FL  33134
(305) 567-1888 x 204

Via Airborne Express and Facsimile (305/567-1771)

Dear Mr. Revell,

         It was with much sorrow that I read of Mr. Fred Dawson's passing away over the weekend. Despite Chap-Cap Partners' complaint with regard to the company's financial accounting under his supervision, he seemed to expend significant energy to assure the Zenith asset sale's consummation. I extend my deepest sympathy to his friends and family during this very difficult time.

         Unfortunately, I have felt for some time that the management agreement (the "Management Agreement") made and entered into as of February 18, 1998 by and among the Phoenix Management Company, Ltd. ("Phoenix") and RISCORP, Inc.. ("Riscorp") was excessively generous to Phoenix given the micro-capitalization of Riscorp, the extraordinary amount of financial, legal and accounting work outsourced and paid for by Riscorp directly, and the horrendous performance of the common shares since the Management Agreement was signed. Not only has Phoenix been paid $1,200,000.00 per year free and clear of Riscorp-related expenses (including reimbursing Phoenix for the legal and consulting services it used to negotiate the Management Agreement itself!), but the 1,725,000-share stock and options grants (with attendant tax benefits) given to Phoenix stands at multiples of that cash sum. This level of compensation cannot be justified by any measure of shareholder value creation (post February 18, 1998) nor through comparison to other insurance company or small-cap turnaround executives.

         To put the $1,200,000.00 into perspective, Maurice "Hank" Greenberg, the extraordinarily successful CEO of $150 billion-capitalization and $40-billion annual revenue American International Group, is paid $1,000,000.00 per year in a role that cannot be anything but the most challenging and sizable leadership position in all of the insurance industry. During the period of May 19, 1997 through October 24, 1999 (the period over which both Greenberg and Dawson were CEO's of their respective publicly-traded companies), AIG's Greenberg led his company to a 95% appreciation in his stock price/share and thus created over $50 billion in shareholder value. By comparison, during the same period Dawson's leadership involved Riscorp's stock price/share falling by over 50% and thus saw the expulsion of tens of millions of dollars in shareholder value for a company with total capitalization now standing at under $100 million.

         In the Management Agreement, the parties thereto justified the enormous sums being paid to Phoenix by stating that Dawson's role as a "crisis manager...demonstrated exceptional leadership and has significantly contributed to the value that is expected [emphasis added] to be available for distribution to the shareholders of Riscorp following the sale to Zenith..." At the time that the Management Agreement was signed, the Board of Directors of Riscorp (the "Board") apparently was relying on the same financial statements as Chap-Cap Partners, L.P. was in early 1998, in which the book value of Riscorp was stated at approximated $4.50 per share. As we now know following Arthur Anderson's uncontested analysis, the true book value was actually over $50 million lower than stated in Dawson's financial statements, the release of which information over time has caused massive diminution in the value of Riscorp's equity shares. Moreover, Zenith's recent decision to add over $32 million in after-tax reserve adjustments due primarily to Riscorp's apparently inadequate reserves for the years 1994 through 1997 would seem to indicate that the true value of Riscorp's equity may in fact have been significantly lower than Arthur Anderson's report expressed.

         Given the facts above, I think it is fair to say that Phoenix has been more-than-fairly compensated for their overseeing the legal, financial and accounting outsourcing work that has been billed to Riscorp over the past several years. The combination of two and a half years of $1.2 million/year (or over $3 million) in cash payments, on top of lucrative stock, option and tax benefits exceeding this amount, can hardly be labeled as anything but excessive given the stock's performance under Phoenix's management.

         Fred Dawson was a fine choice to lead the initial turnaround efforts of Riscorp. Before joining Riscorp, Fred Dawson had a "30-year track record as a successful and highly regarded executive in the financial services business" (quotes from company release following his hiring). He was also recognized as "a man  of  ....  imposing  experience  and  reputation  as a  accomplished  senior executive and industry leader". Dawson, who by the time of his unfortunate death had almost as much industry experience as Riehemann had years of age, was an attorney and served as CEO of Integon Life, a $1.5 billion insurance holding company with business lines in life and annuities, had served as CEO of Harcourt General Insurance, a $3.5 billion insurance holding company with business lines in life, A&H, credit and annuities, and as a Managing Director with Citibank in charge of global mergers and acquisitions. Other roles included executive positions at Beneficial Corporation's and two commercial banks that he headed. Just before joining Riscorp, Dawson founded a company focused on crisis management and shareholder value creation.

         Walter Riehemann's limited experience contrasts sharply with Dawson's (as described above). Riehemann, on the other hand, has to his credit sporadic associate stints at three different law firms between 1993 and 1995, before joining Riscorp four years ago as associate general counsel. I would be remiss not to mention that it was during his role as a legal officer of Riscorp (beginning August of 1995) that the company became embroiled in one of the worst legal scandals ever seen by the insurance industry, a scandal so deep that several of Riehemann's close business associates were indicted and one eventually sentenced to prison time for felonious acts. During his tenure at Riscorp, there has been no value creation whatsoever and the company now finds itself the subject of another class action lawsuit (albeit brought by Chap-Cap Partners, L.P.) involving the financial statements signed by Riehemann himself. I think that you will find that Riehemann's compensation under his previous Employment Agreement (dated April 2, 1997) would more than compensate him for any consulting role he would provide to the Board and the investment bank hired to maximize shareholder value.

         With the Zenith asset-sale now closed and Riscorp left as a company with no business operations requiring management, it is fair to say the specialized work assigned to Phoenix is now behind the company. In fact, I must emphasize that from the beginning of Phoenix's tenure, it served as nothing more than an indemnified general contractor that the Board enabled, through the Management Agreement, to earn $1,200,000.00 per year risk-free (expenses were paid out of Riscorp's pocket). In addition, Phoenix received enormous upside should they be able to maintain (as none was created) shareholder value, initially with a blend of stock and options but later through primarily stock after the Board, for reasons unknown to me and Chap-Cap Partners' legal counsel, converted what would now be out-of-the-money options (and thus worthless) to straight stock.

         With Riscorp now being a company requiring simply a good negotiator (should it decide to maximize value in ways other than a simple liquidation), the obvious plan from here on out is to terminate the Management Agreement and hire an investment banking firm (and counsel) to maximize the shareholder value of the company. Phoenix, with all due respect to Dawson for his labors over the past several years, is no longer needed.

         Given the facts that for all intents-and-purposes Phoenix "was" Fred Dawson (given his experience cited above), and that Section 7.4 (i) of the Management Agreement allows Riscorp to terminate the Management Agreement following Dawson's death, Chapman Capital L.L.C., as the general partner of Chap-Cap Partners, L.P. (one of the top five owners of Riscorp's Class A shares), is hereby giving the Board notice that it would appear to be sound business judgement for the Board, in its fiduciary responsibility to shareholders, to exercise its rights under Section 7.5 of the Management Agreement and thus cease all payments to Phoenix immediately.

         Riscorp's net asset value is essentially its cash. Thus, the Board's responsibility is to protect, maintain, and if safely possible, earn a return on the cash until Riscorp's affairs are wound up. Continuing payments to Phoenix under the Management Agreement would in no way or form serve this purpose. Riehemann's serving as either a paid consultant or employee to Riscorp at a rate of compensation commensurate with his years practicing law would, of course, be a reasonable use of the company's scarce resources...$100,000.00 per month is not.

         Please  address  my  concerns   seriously.   I  would  appreciate  your
contacting me as soon as possible at (213) 895-4172 to discuss your thoughts on this matter.

                                            Very truly yours,
                                            /s/ Robert L. Chapman
                                            Robert L. Chapman, Jr.